

Mail Stop 3561

November 12, 2009

Via U.S. Mail

Alan N. Braverman
Senior Executive Vice President, General Counsel
and Secretary
The Walt Disney Company
500 South Buena Vista St.
Burbank, CA 91521

> **Re: The Walt Disney Company**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 27, 2009**
> **File No. 333-162063**

Dear Mr. Braverman:

      We have reviewed your responses to the comments in our letter dated October 19, 2009 and have the following additional comments. Please note that page references refer to the marked version provided by counsel.

Registration Statement on Form S-4

General

1. We note your response to prior comment 3. In an appropriate place in the prospectus/proxy statement, disclose the exchange ratio for the Disney common stock being issued to the Marvel subsidiary.

Cover Page

2. We note your response to prior comment 5. Please also indicate the maximum possible number of shares that could be issued under this registration statement.

Summary, page 4
Interests of Executive Officers and Directors of Marvel in the Merger, page 9

3. We note your response to prior comment 13; however we continue to believe that the amounts to be received by officers and directors should be provided in the summary. Please revise to provide the tabular information, and other supporting information you feel is necessary.

Risk Factors, page 22

Certain directors and executive officers of Marvel have interests that may be different from, or in addition to, the interests of Marvel stockholders, page 25

4. We note your response to prior comment 19. As the interests of certain executive officers and directors are substantial, you should revise the risk factor to highlight such interests of insiders. Revise to quantify the aggregate benefits to insiders.

The success of Disney's businesses is highly dependent on the existence and maintenance of intellectual property rights, page 28

5. Please revise to disclose whether there are current intellectual property challenges by third parties that may have a material affect on Disney's future operations.

The Merger, page 40
Background of the Merger, page 42

6. We note your response to prior comment 21. Revise to disclose who originally suggested that the total stock consideration should equal 40% of the total merger consideration. Also confirm whether the fluctuation in consideration is solely present for the purpose of satisfying the requirements of Section 368(a) of the IRC.

7. Please disclose whether Mr. Perlmutter and Mr. Iger discussed merger price consideration during the June 25 and 29, 2009 meetings.

8. In your August 27, 2009 discussion materials prepared for the Marvel Board of Directors, it is summarized that Marvel and BofA Merrill Lynch met at Walt Disney headquarters on August 6, 2009 to review Walt Disney's 5-year financial plan. Please revise to describe the August 6, 2009 meeting and disclose the material terms of the results of the meeting.

<u>Recommendation of the Marvel Board of Directors and Its Reasons for the Merger, page 49</u>

9. We note your response to prior comment 28. Please revise to disclose that alternative transactions involving Marvel were not proposed or available. If the Marvel Board of Directors did not consider soliciting alternative buyers, state such fact here.

10. Please revise to state whether or not the board considered the fact that the fairness opinion considered only a $50 consideration, not an implied merger consideration that may fluctuate below or above $50.

<u>Opinion of Marvel's Financial Advisor, page 51</u>

11. We note that BofA Merrill Lynch used internal financial information and forecasts prepared by Disney management. Please disclose these forecasts.

<u>Marvel Financial Analyses, page 54</u>

<u>Selected Publicly Traded Companies, page 54</u>

12. We note your response to prior comment 30 and reissue in part. Please disclose how the selected companies compared with Marvel in terms of ratio of aggregate value, size, etc.

13. We note that certain additional companies are included in the comparable companies statistics prepared for your August 27, 2009 discussion materials. Tell us why those companies have been omitted from your disclosure or revise.

<u>Discounted Cash Flow Analysis, page 55</u>

14. Please disclose the criteria for selecting multiples ranging from 8.5x to 10.5x and discount rates ranging from 10.0% to 12.0% in your discounted cash flow analysis of Marvel.

<u>Acceleration of Isaac Perlmutter's Options; Payment for Vested Options, page 60</u>

15. We note your response to prior comment 37. Please tell us why the compensation committee determined to replace the grant of restricted stock options with a grant of stock options to Mr. Perlmutter in March 2009 instead of another time at Marvel. Also explain why stock options would provide a more significant performance incentive to Mr. Perlmutter.

Amendment to 2009 Bonus Plan, page 63

16. We note your response to prior comment 38. Please provide us additional information to support your claim that Marvel "was on track to achieve levels of adjusted operating income for 2009 that would correlate under the 2009 Plan to a potential payout of bonuses to executives."

Material United States Federal Income Tax Consequences of the Transaction, page 66

17. We note your response to prior comment 40 and the draft Exhibit 8.1. Please revise to reflect that this section represents counsel's opinion, rather than merely a "summary" of the material United States federal income tax consequences.

The Merger Agreement, page 74

18. We note your response to prior comment 41. However, the italicized disclosure preceding the description of the merger agreement on page 74 is inappropriate because the representations in your agreements constitute public disclosure which shareholders should be able to rely upon. Please revise here and on page 77 to reflect any material developments of which you are aware.

Exhibit 8.1

19. Please have counsel remove the first sentence of the fourth paragraph of the opinion or provide an opinion dated as of the effective date.

20. Please remove assumption (iii) in the second paragraph of the opinion.

21. Please provide an explanation of the need for assumption number (v) and describe the documents to which it refers.

22. Refer to the third paragraph of the opinion. Revise to state that the discussion set forth under the caption, "Material United States Federal Income Tax Consequences," represents counsel's opinion, rather than merely a "summary" of the material United States federal income tax consequences.

Exhibit 8.2

23. Please remove assumption (iii) in the second paragraph of the opinion.

24. Please provide an explanation of the need for assumption number (v) and describe the documents to which it refers.

25. Refer to the first paragraph on page two of the opinion. Revise to state that the discussion set forth under the caption, "Material United States Federal Income Tax Consequences," represents counsel's opinion, rather than merely a "summary" of the material United States federal income tax consequences.

26. Please have counsel remove the third sentence of the second paragraph on page two of the opinion or provide an opinion dated as of the effective date.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any questions.

Regards,

Amanda Ravitz
Branch Chief -- Legal

cc: *via facsimile (212) 259-6333*
        Morton A. Pierce, Esq.
        Chang-Do Gong, Esq.
        Dewey & LeBoeuf LLP